CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Floating Rate Notes Linked to the Greater of CMS10 and CMS2, due January 27, 2022	1,744	$1,000	$1,744,000	$199.86

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The Floating Rate Notes (the “notes”) are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-4 of this term sheet and beginning on page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$1,000.00	$1,744,000.00
Underwriting commission	$25.00	$43,600.00
Proceeds, before expenses, to Bank of America Corporation	$975.00	$1,700,400.00

(1)	Plus accrued interest from the settlement date, if settlement occurs after that date.

Merrill Lynch & Co.
January 20, 2012

1,744 Units Pricing Date January 20, 2012

Floating Rate Notes Linked to Settlement Date January 27, 2012

the Greater of CMS10 and CMS2, Maturity Date January 27, 2022

due January 27, 2022 CUSIP No. 06048WJZ4

$1,000 principal amount per unit

Term Sheet No. 827

Floating Rate Notes Linked to the Greater of CMS10 and CMS2

The notes have a maturity of ten years

We will pay interest for each quarterly interest period at a floating annual rate equal to 125.25% times the greater of the 10-Year U.S. Dollar Constant Maturity Swap Rate (“CMS10”) and the 2-Year U.S. Dollar Constant Maturity Swap Rate (“CMS2”) as of the applicable interest determination date

The maximum annual interest rate payable on the notes in any quarterly interest period will be 10.00%

The minimum annual interest rate payable on the notes in any quarterly interest period will be 4.00%

Principal and any accrued and unpaid interest is paid at maturity

Payments of interest and repayment of principal at maturity are subject to the credit risk of Bank of America Corporation

No listing on any securities exchange

Market Downside Protection

Floating Rate Notes Linked to the Greater of CMS10 and CMS2, due January 27, 2022

Summary

The Floating Rate Notes Linked to the Greater of CMS10 and CMS2, due January 27, 2022 (the “notes”), are our senior unsecured debt securities and are not secured by collateral. The notes will rank equally with all of our other senior unsecured indebtedness from time to time outstanding, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes are not savings accounts, deposits or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank and not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The notes provide quarterly interest payments at a floating rate per annum equal to a Participation Rate of 125.25% times the greater of the 10-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate as of the applicable interest determination date. However, in no event will the annualized interest rate applicable to any interest period be less than 4.00% (the “Floor”) or greater than 10.00% (the “Cap”). If you hold the notes until maturity, you will receive the principal amount of your notes plus any accrued and unpaid interest, subject to our credit risk.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the MTN prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$1,000.00 per unit
Term:	Ten years
Market Measures:

The 10-Year U.S. Dollar Constant Maturity Swap Rate (“CMS10”) and the 2-Year U.S. Dollar Constant Maturity Swap Rate (“CMS2”), each of which appears on Reuters page ISDAFIX3 as of 11:00 A.M., New York City time, on the applicable U.S. Government Securities Business Day (as defined below). Each of CMS10 and CMS2 will be determined by the calculation agent in the manner described in the section entitled “Other Terms of the Notes—Interest” on page TS-6 of this term sheet. CMS10 and CMS2 are more fully described beginning on page TS-8.

Payment at Maturity:

If you hold the notes until maturity, you will receive for each unit of your notes a cash payment equal to the $1,000 principal amount plus any accrued and unpaid interest, subject to our credit risk. See “Risk Factors—Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes” on page TS-4 of this term sheet.

Interest Periods:

Quarterly. Each interest period (other than the first interest period) will begin on, and include, an interest payment date, and will extend to, but exclude, the next succeeding interest payment date (or the maturity date, as applicable). The first interest period will begin on and include the original issue date of the note, and will extend to, but exclude, the first interest payment date.

Interest Payment Dates and Interest Reset Dates:

January 27, April 27, July 27, and October 27 of each year, beginning on April 27, 2012, with the final interest payment due on the maturity date, subject to postponement as described in the section entitled “Other Terms of the Notes—Interest” on page TS-6 of this term sheet.

Interest Rate:

For each quarterly interest period, interest will accrue quarterly at a floating rate per annum equal to the product of (a) the Participation Rate and (b) the greater of CMS10 and CMS2, subject to the Cap and the Floor.

The interest rate for each interest period will be determined on the interest determination date (as defined below) for that interest period, as described in the section entitled “Other Terms of the Notes—Interest” on page TS-6 of this term sheet.

Cap:	10.00%
Floor:	4.00%
Day Count Convention:	30/360
Participation Rate:	The Participation Rate is 125.25%.
Interest Reset Dates:	The interest rate for each quarterly interest period will be reset on the first day of that interest period.
Interest Determination Dates:	The second U.S. Government Securities Business Day (as defined below) preceding the applicable interest reset date.
Listing:	The notes will not be listed on any securities exchange.
Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”), a subsidiary of BAC
Fees Charged:

The public offering price of the notes includes the underwriting commission of $25.00 per unit as listed on the cover page and an additional charge of $10.00 per unit as more fully described on page TS-7.

Floating Rate Notes	TS-2

Floating Rate Notes Linked to the Greater of CMS10 and CMS2, due January 27, 2022

Hypothetical Interest Rate Calculations

Examples

Set forth below are three hypothetical examples of interest rate and interest payment calculations (rounded to five decimal places) for hypothetical levels of CMS10 and CMS2, a hypothetical quarterly interest period of 90 calendar days and the Participation Rate of 125.25%. These examples are for purposes of illustration only. The actual interest rate for any interest period will depend on the actual number of calendar days in that interest period and the level of CMS10 and CMS2 on the applicable interest determination date.

Example 1:

CMS10:	2.500%
CMS2:	2.000%

Annualized interest rate for the quarterly interest period: 125.25% x 2.500% = 3.13125%

Because the annualized interest rate applicable to any interest period cannot be less than 4.000%, the hypothetical annualized interest rate for the quarterly interest period in this example would be equal to 4.000%.

Hypothetical interest payment per $1,000 principal amount: $1,000 x 4.000% x (90/360) = $10.00000

Example 2:

CMS10:	6.000%
CMS2:	7.000%

Annualized interest rate for the quarterly interest period: 125.25% x 7.000% = 8.76750%

Hypothetical interest payment per $1,000 principal amount: $1,000 x 8.76750% x (90/360) = $21.91875

Example 3:

CMS10:	10.000%
CMS2:	9.700%

Annualized interest rate for the quarterly interest period: 125.25% x 10.000% = 12.52500%

Because the annualized interest rate applicable to any interest period cannot be greater than 10.000%, the hypothetical annualized interest rate for the quarterly interest period in this example would be equal to 10.000%.

Hypothetical interest payment per $1,000 principal amount: $1,000 x 10.000% x (90/360) = $25.00000

Floating Rate Notes	TS-3

Floating Rate Notes Linked to the Greater of CMS10 and CMS2, due January 27, 2022

Risk Factors

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

The interest rate on the notes is capped.

The interest rate payable during any quarterly interest period will be limited to the Cap of 10.00% per annum. Accordingly, even if the level of CMS10 or CMS2 increases, a holder of the notes will not benefit from any increase in the level of CMS10 or CMS2 during a quarterly interest period that, when multiplied by the Participation Rate, exceeds 10.00%.

Your yield may be less than the yield on a conventional debt security of comparable maturity.

The yield that you receive on the notes may be less than the return you would earn if you purchased a more conventional debt security with the same maturity date, such as a security with a fixed rate. Although the interest payable on the notes will be linked to the greater of CMS10 or CMS2 as of each interest determination date, there can be no assurances that either of those rates will be at a sufficient level to provide you with your desired return. For example, in a rising interest rate environment, the quarterly interest rate payable on the notes will be limited to the Cap. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, including inflation, that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to U.S. Dollar Constant Maturity Swap Rates.

In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in U.S. Dollar Constant Maturity Swap Rates and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to U.S. Dollar Constant Maturity Swap Rates may at any time have significantly different views from ours or those of our affiliates. For these reasons, you are encouraged to derive information concerning U.S. Dollar Constant Maturity Swap Rates and related interest rates from multiple sources, and you should not rely on the views expressed by us or our affiliates. Neither the offering of the notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated negative changes in our credit ratings prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the levels of CMS10 and CMS2, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

In seeking to provide you with what we believe to be competitive terms for the notes, while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

In determining the economic terms of the notes and, consequently, the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and distributing the notes described on page TS-7. In structuring the economic terms of the notes, we seek to provide you with what we believe to be competitive terms and to provide MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell your notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely these costs. The quoted price of any of our affiliates for the notes could be higher or lower than the public offering price.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the public offering price. This is due to, among other things, the fact that the public offering price includes, and secondary market prices are likely to exclude, these costs.

A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but it is not required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the secondary market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes.

Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect

Floating Rate Notes	TS-4

Floating Rate Notes Linked to the Greater of CMS10 and CMS2, due January 27, 2022

their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

▪

Changes in Interest Rates. If you sell your notes when the interest payable on the notes is less than, or expected to be less than, other market interest rates, you may receive less than the principal amount that would be payable at maturity.

▪

Volatility of Market Interest Rates. Volatility is the term used to describe the size and frequency of market fluctuations. An unsettled international environment and related uncertainties may result in greater interest rate volatility, which may continue over the term of the notes. Increases or decreases in the volatility of CMS10 and CMS2 may have an adverse impact on the market value of the notes.

▪

Economic and Other Conditions Generally. The general economic conditions of the capital markets in the U.S. and globally, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally, may affect the value of the notes.

▪

Time to Maturity. We anticipate that the notes may have a market value that may be different from that which would be expected based on the levels of CMS10 and CMS2. This difference will reflect a time premium or discount due to expectations concerning CMS10 and CMS2 and current or future market interest rates. In general, as the time remaining to maturity decreases, the value of notes will approach a value that reflects the remaining interest payments on the notes based on the then-current interest rate accruing on the notes.

Our hedging activities may affect the market value of the notes.

We, or one or more of our affiliates, including MLPF&S, may engage in hedging activities that may increase or decrease the market value of the notes prior to maturity. In addition, we or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including MLPF&S, may hold or resell the notes. We cannot assure you that these activities will not affect the market value of the notes prior to maturity.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to CMS10 or CMS2 that are not for your account or on your behalf. We or one or more of our affiliates also may issue, or our affiliates, including MLPF&S, may underwrite, other financial instruments with returns linked to CMS10 and CMS2. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our and our affiliates’ proprietary accounts, in facilitating transactions for our and our affiliates’ customers, and in accounts under our and our affiliates’ management. These trading and underwriting activities could affect secondary trading in the notes in a manner that would be adverse to your interests as a beneficial owner of the notes.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

Our subsidiary, MLCS, is the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that it would be required to make if CMS10 or CMS2 is unavailable. See the section entitled “Other Terms of the Notes—Unavailability of CMS10 and/or CMS2” below in this term sheet. The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, as described under the section entitled “U.S. Federal Income Tax Summary.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Floating Rate Notes	TS-5

Floating Rate Notes Linked to the Greater of CMS10 and CMS2, due January 27, 2022

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the greater of CMS10 and CMS2 on each interest determination date, multiplied by the Participation Rate and subject to the Cap and Floor, will be sufficient to provide you with your desired return.

▪	You would like to invest in an instrument that will pay interest whether or not CMS10 is greater than CMS2.

▪	You accept that the interest rate applicable to each quarterly interest period during the term of the notes is uncertain.

▪	You accept that the annualized interest rate for each quarterly interest period will not be more than the Cap.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to accept that the payments on the notes depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪

You anticipate that the greater of CMS10 and CMS2 on each interest determination date, multiplied by the Participation Rate and subject to the Cap and Floor, will not be sufficient to provide you with your desired return.

▪

You seek an investment with a fixed or guaranteed interest rate applicable to each quarterly interest period, or one that is not limited to the rate determined on each Interest Determination Date by the relevant formula.

▪	You seek a return on your investment that will not be limited to the Cap.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Terms of the Notes

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the prospectus supplement and prospectus identified below under “Additional Terms.” The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this term sheet.

The notes will be issued in denominations of whole units. Each unit will have a principal amount of $1,000. You may transfer the notes only in whole units. The notes will mature on January 27, 2022.

Prior to maturity, the notes are not repayable at our option or your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day, no adjustment will be made to the length of the corresponding interest period; however, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

The interest rate for each quarterly interest period during the term of the notes will be reset on the first day of that interest period, which we refer to as the “interest reset date.” For each interest period, the applicable rate of interest will be determined on the second U.S. Government Securities Business Day preceding the applicable interest reset date (each, an “interest determination date”). The calculation agent will determine the interest rate for each applicable interest period. Once determined by the calculation agent, the applicable interest rate for each quarterly interest period will apply from and including the interest reset date, through, but excluding, the next interest reset date (or maturity date, as applicable).

A “U.S. Government Securities Business Day” is any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

For as long as the notes are held in book-entry only form, the record date for each payment of interest will be the business day prior to the payment date. If the notes are issued at any time in a form that is other than book-entry only, the regular record date for an interest payment date will be the last day of the calendar month preceding that interest payment date.

Unavailability of CMS10 and/or CMS2

If, on any interest determination date, CMS10 and/or CMS2 are not quoted on the Reuters Screen ISDAFIX3 Page, or any page substituted for that page, then CMS10 and/or CMS2, as the case may be, will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three banks chosen by the calculation agent (which may include one of our affiliates) at approximately 11:00 a.m., New York City time, on that date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 10 years or two years, as applicable, commencing on the interest reset date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA, as quoted on the Reuters Screen LIBOR01 Page at 11:00 a.m., New York City time, with a designated maturity of three months. The

Floating Rate Notes	TS-6

Floating Rate Notes Linked to the Greater of CMS10 and CMS2, due January 27, 2022

calculation agent will request the principal New York City office of each of the three banks chosen by it to provide a quotation of its rate. If at least three quotations are provided, the rate for the relevant interest determination date will be the arithmetic mean of the quotations. If two quotations are provided, the rate for the relevant interest determination date will be the arithmetic mean of the two quotations. If only one quotation is provided, the rate for the relevant interest determination date will equal that one quotation. If no quotations are available, then CMS10 and/or CMS2 will be the rates the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the relevant interest determination date.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the interest rate for each interest period, the amount of each interest payment, U.S. Government Securities Business Days, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Events of Default and Rights of Acceleration

If an event of default (as defined in the Senior Indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities—Events of Default and Rights of Acceleration” in the prospectus identified below under “Additional Terms.” Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of an event of default, the notes will not bear a default interest rate.

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, and will receive the indicated underwriting commission. The public offering price includes, in addition to the underwriting commission, a charge of approximately $10.00 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of our subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors” beginning on page TS-4 and “Use of Proceeds” on page 12 of the prospectus identified below under “Additional Terms.”

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these transactions; however it is not obligated to engage in any such transactions.

Floating Rate Notes	TS-7

Floating Rate Notes Linked to the Greater of CMS10 and CMS2, due January 27, 2022

CMS10 and CMS2

CMS10 and CMS2 are “constant maturity swap rates” that measure the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 10 years and two years, respectively. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

The following tables set forth the historical month-end levels of CMS10 and CMS2 from January 2007 through December 2011, which we obtained from Bloomberg, L.P. page USISDA10 and USISDA02. The historical data on CMS10 and CMS2 is not necessarily indicative of the future performance of CMS10 and CMS2 or what the value of the notes may be. Any historical upward or downward trend in the levels of CMS10 and CMS2 during any period set forth below is not an indication that the levels of CMS10 and CMS2 are more or less likely to increase or decrease at any time over the term of the notes.

CMS10

	2007	2008	2009	2010	2011
January	5.377	4.226	2.983	3.774	3.436
February	5.105	4.271	3.337	3.695	3.536
March	5.190	4.066	2.877	3.826	3.573
April	5.186	4.428	3.225	3.682	3.378
May	5.473	4.680	3.783	3.404	3.160
June	5.703	4.647	3.751	3.019	3.283
July	5.531	4.668	3.807	2.919	2.964
August	5.240	4.473	3.644	2.512	2.362
September	5.153	4.374	3.443	2.591	2.107
October	5.046	4.379	3.625	2.708	2.355
November	4.644	3.180	3.324	2.932	2.229
December	4.679	2.493	4.009	3.414	2.044

CMS2

	2007	2008	2009	2010	2011
January	5.325	2.822	1.551	1.145	0.781
February	5.054	2.581	1.698	1.060	0.885
March	5.029	2.456	1.382	1.214	0.966
April	5.042	3.198	1.506	1.186	0.783
May	5.341	3.437	1.345	1.238	0.664
June	5.404	3.552	1.537	0.967	0.711
July	5.131	3.439	1.511	0.746	0.602
August	4.862	3.343	1.347	0.664	0.501
September	4.583	3.364	1.295	0.610	0.574
October	4.492	2.695	1.279	0.506	0.563
November	3.957	2.156	1.012	0.758	0.656
December	3.821	1.461	1.460	0.813	0.736

Floating Rate Notes	TS-8

Floating Rate Notes Linked to the Greater of CMS10 and CMS2, due January 27, 2022

Movements in CMS10 and CMS2 have historically been correlated to some extent, but not exactly, to movements in the 10-year Constant Maturity Treasury Rate and 2-year Constant Maturity Treasury Rate, respectively. The first graph below reflects the month-end CMS10 relative to the month-end 10-year Constant Maturity Treasury Rate during the period from January 2007 through December 2011; the second graph reflects the month-end CMS2 relative to the month-end 2-year Constant Maturity Treasury Rate during the same period.

Floating Rate Notes	TS-9

Floating Rate Notes Linked to the Greater of CMS10 and CMS2, due January 27, 2022

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

The following discussion supplements, is subject to the same qualifications and limitations as, and should be read in conjunction with the discussion in the prospectus supplement under the caption “U.S. Federal Income Tax Considerations,” and in the prospectus under the caption “U.S. Federal Income Tax Considerations.” To the extent inconsistent, the following discussion supersedes the discussion in the prospectus supplement and the prospectus.

This discussion only applies to U.S. Holders (as defined in the accompanying prospectus) that are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In particular, this summary is directed solely to U.S. Holders that will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders — Income Tax Considerations

We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder.

Gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. Net long-term capital gain recognized by an individual U.S. Holder before January 1, 2013 generally is subject to tax at a maximum rate of 15%. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Additional Medicare Tax on Unearned Income

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates, and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

Possible Alternative Tax Treatments of an Investment in the Notes

Notwithstanding the above, the IRS may seek to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” If the notes were so treated, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule.” In addition, upon a sale, exchange, retirement, or other disposition of a note, a U.S. Holder generally will treat any gain as interest income.

Non-U.S. Holders — Income Tax Considerations

Non-U.S. Holders (as defined in the accompanying prospectus) should read the discussion in the prospectus under the caption “U.S. Federal Income Tax Considerations” and “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in particular.

Floating Rate Notes	TS-10

Floating Rate Notes Linked to the Greater of CMS10 and CMS2, due January 27, 2022

ERISA Considerations

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”), or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee, or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BAC, when the notes offered by this Note Prospectus have been completed and executed by BAC, and authenticated by the trustee in accordance with the provisions of the Senior Indenture, and delivered against payment therefor as contemplated by this Note Prospectus, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 28, 2011, which has been filed as an exhibit to our Current Report on Form 8-K dated April 28, 2011.

Floating Rate Notes	TS-11

Floating Rate Notes Linked to the Greater of CMS10 and CMS2, due January 27, 2022

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Floating Rate Notes	TS-12